Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 2 DATED JULY 2, 2020

TO THE PROSPECTUS DATED APRIL 27, 2020

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated April 27, 2020, as supplemented by Supplement No. 1, dated May 15, 2020. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering; and

•	management update.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan. We refer to our primary offering and our distribution reinvestment plan collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of June 30, 2020, we had issued 6,032,097 shares of our common stock (consisting of 3,444,537 Class A Shares, 1,435,967 Class T Shares and 1,151,593 Class I Shares) in our offering for gross proceeds of approximately $155 million. As of June 30, 2020, $1.09 billion of shares remained available for sale pursuant to our offering.

We have filed a Registration Statement on Form S-11 for a proposed follow-on offering of our common stock, as further described in our prospectus. In connection with the anticipated launch of the follow-on offering, on June 30, 2020, our board of directors approved the close of our primary offering effective July 31, 2020. In connection with the close of our primary offering, we will accept subscription agreements only if they are received by us in good order on or before the close of business on July 31, 2020. Our board of directors retains the right, in its sole discretion, to terminate the sale of primary shares earlier or later than the date set forth above, and if our board of directors exercises that right, then we will notify stockholders by filing a prospectus supplement with the SEC. We intend to continue to sell shares of our common stock in the offering pursuant to our distribution reinvestment plan following the termination of our primary offering. We also expect to continue raising capital through the sale of shares of our common stock in connection with the follow-on offering.

Management Update

The second paragraph of the section of the prospectus titled “Management—The Advisory Agreement” on page 99 is hereby deleted in its entirety and replaced with the following:

The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one year periods upon the mutual consent of our advisor and us. The current term of the advisory agreement will end on June 29, 2021. It is the duty of our board of directors to evaluate the performance of our advisor before renewing our advisory agreement. The criteria used in these evaluations will be reflected in the minutes of the meetings of our board of directors in which the evaluations occur.